

Mail Stop 3561

May 8, 2019

Teresa L. Dick
Executive Vice President and
Chief Financial Officer
Rattler Midstream LP
515 Central Park Drive, Suite 500
Oklahoma City, Oklahoma 73105

> **Re: Rattler Midstream LP**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 6, 2019**
> **File No. 333-226645**

Dear Ms. Dick:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2019 letter.

Rattler Midstream Operating LLC Audited Consolidated Financial Statements

2. Summary of Significant Accounting Policies, F-40

1. You removed the note titled "Supplemental Pro Forma Information (Unaudited)." Please add this note to your next amendment or explain to us why this disclosure is not necessary.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3720 with any other questions

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products